UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AWAYSIS CAPITAL, INC.

Full Name of Registrant

Former Name if Applicable

3400 Lakeside Dr, Suite 100

Address of Principal Executive Office (Street and Number)

Miramar, Florida 33027

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Annual Report on Form 10-Q for the fiscal quarter ended September 30, 2025. The Registrant expects to file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Trumbach	(855)	795-3311
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues

The Registrant (“we,” “us” or “our”) recognized revenue of $95,198 and $44,119 during the three months ended September 30, 2025, and 2024, respectively. Revenue generated during the three months ended September 30, 2025, consists primarily of monthly booking income of villas, management fee income, rental income and maintenance income. Revenue generated during the three months ended September 30, 2024 consisted of monthly rental income and commissions from short term property rentals The increase in revenue from the three months ended September 30, 2024 to 2025 was a result of increased booking and rental revenues, management fee income related to the completion of two buildings at Casamora and the acquisition of Chial Mountain Limited.

Sales and Marketing Expenses

During the three months ended September 30, 2025 and 2024, we incurred sales and marketing expenses of 32,291 and $61,916, respectively, consisting of marketing and support of our products and services, promotional and public relations expenses and management and administration expenses in support of potential bookings and marketing. The majority of the decrease in sales and marketing expenses from the three months ended September 30, 2024 to 2025 is due to the timing of hiring a marketing firm during the three months ended September 30, 2024 to generate interest in our properties and services.

General and Administrative Expenses

During the three months ended September 30, 2025 and 2024, we incurred general and administrative expenses of $677,375 and $649,071, respectively, consisting of audit and accounting fees, travel and entertainment, payroll and employee benefits, legal fees, filing fees and transfer agent fees, generally relating to both sustaining the corporate existence of the Company and public company-related expenses. The increase in general and administrative expenses from the three months ended September 30, 2024 to 2025 mostly relates to increased payroll and management expenses, and depreciation expense associated with the acquisition of Chial Mountain Limited.

Operating Results

During the three months ended September 30, 2025, and 2024, we recognized operating losses of $(614,468) and $(666,868), respectively. These losses were primarily driven by operating expenses incurred as we continued to scale our hospitality operations under the Awaysis brand and advanced preparations for a registered offering of our securities.

The decrease in operating loss from the prior year period was primarily attributable to:

●	Increased revenue generated from the addition of rental and management income related to the Chial Mountain properties; and
●	A decrease in marketing expenses, reflecting the timing of engaging a third-party marketing firm in the current period.

We expect operating losses to continue in the near term as we expand our property portfolio, enhance our operational infrastructure, and invest in branding and marketing initiatives to support growth.

Other Income (Expenses)

During the three months ended September 30, 2025 and 2024, we incurred other income and expense of $12,080 and $27,206, respectively, consisting of mortgage interest income and foreign exchange gains, offset by foreign exchange losses and interest expense.

Net Loss

During the three months ended September 30, 2025 and 2024, we recognized net losses of $(626,548) and $(694,074), respectively. These losses were primarily attributable to accounting, marketing, legal, filing fees and transfer agent fees required to sustain our corporate existence and complying with public company reporting obligations.

The decrease in net loss from the three months ended September 30, 2024 to 2025 was principally driven by increased revenue generated from the addition of Chial Mountain Limited and related rental and management income, as well as the operational factors described above. These improvements were partially offset by the ongoing costs associated with scaling our hospitality operations under the Awaysis brand and preparing for future capital-raising activities.

The above results of operations are still being evaluated by us and our auditor, and may change based on the continued review thereof.

AWAYSIS CAPITAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2025	By:	/s/ Andrew Trumbach
Andrew Trumbach
Co-CEO and CFO